16001943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2016
Washington DC
416

SEC FILE NUMBER
8-48144

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

RMS

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 16th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Coyle — 212 293 3410 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP
(Name – *if individual, state last, first, middle name*)

5 West 37th Street, 4th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Abernathy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APB Financial Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACIA BURTON
COMMISSION EXPIRES
New York County
NOTARY PUBLIC
01BU6187142
MAY 29, 2016
STATE OF NEW YORK

3-3-16

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, LLC
(A Limited Liability Company)

DECEMBER 31, 2015

TABLE OF CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
APB Financial Group, LLC:

We have audited the accompanying statement of financial condition of APB Financial Group, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of APB Financial Group, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 22, 2016

APB FINANCIAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 108,297
Due from clearing broker	567,867
Securities owned	319,948
Prepaid expenses	31,642
Fixed assets (net of accumulated depreciation of $372,622)	7,353
Other assets	9,536
Total assets	$ 1,044,643

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 134,721
Rebates payable	87,820
Commission payable	14,745
Total liabilities	237,286
Member's equity	807,357
Total liabilities and member's equity	$ 1,044,643

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

APB Financial Group, LLC (the "Company") is a single member LLC, which was reorganized in June 2009 as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operations are primarily comprised of securities transactions executed on an agency basis and the distribution of research.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expenses, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2015. However, the Company is subject to New York City Unincorporated Business Tax and when applicable, a provision is included on the Statement of Operations.

Uncertain tax positions
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Uncertain tax positions** (continued)*

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method as follows:

Assets	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years

Commissions and customer interest rebates

Commissions earned from customer securities transactions and the related commission expenses are recognized on a trade date basis. Customer interest rebates received from the clearing broker are recognized as earned.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Fair Value Measurements *(continued)*
Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

3. FIXED ASSETS

Fixed assets at December 31, 2015 consist of the following:

Office equipment	$ 319,853
Furniture and fixtures	60,122
	379,975
Less: accumulated depreciation	(372,622)
	$ 7,353

4. RELATED PARTY TRANSACTIONS

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $223,910) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated exceed such expenses, a commission payable is recorded. For the year ended December 31, 2015, the Company reimbursed $156,737 of those commissions to the affiliated companies. These reimbursements were offset by other expenses owed to the Company by the affiliated companies. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

4. RELATED PARTY TRANSACTIONS *(continued)*

An affiliate of the Company entered into a ten and one half year non-cancelable lease for office space on July 1, 2006, which expires on January 31, 2017. Annual lease payments are approximately $230,700 until the expiration date. Occupancy expense, offset by an affiliate's share of rent and including incidentals for the year ended December 31, 2015 amounted to $ 141,834. The Company leases its portion of the space on a month-to-month basis from its affiliate in accordance with the expense sharing agreement. As a provision of this lease, the Company paid a security deposit during 2012. This security deposit was returned January 2015.

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year ended.

5. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company had agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2015, the due from clearing broker represents cash and commissions receivable earned as an introducing broker for the transaction of its customers.

In addition, the due from the clearing broker is pursuant to the clearance agreement and includes a minimum clearing deposit of $100,000.

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

6. EMPLOYEE BENEFIT PLAN

An affiliate of the Company has established a 401(k) and profit sharing plan ("Plan"). The Plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions as outlined in the underlying Plan documents. The Company may make discretionary profit sharing contributions to the Plan during the year. For the year ended December 31, 2015, the Company elected not to make a profit sharing contribution.

7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2015:

Assets	Level 1	Level 2	Level 3	Total	Valuation Technique
Municipal Income Funds	$319,948	$ -	$ -	$319,948	a

As of December 31, 2015, all of the Company's municipal income fund accounts were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2015.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

8. NET CAPITAL REQUIREMENTS *(continued)*

At December 31, 2015, the Company had net capital, as defined, of $696,988, which exceeded the required minimum net capital of $250,000 by $446,988. Aggregate indebtedness at December 31, 2015 totaled $237,286. The Company's percentage of aggregate indebtedness to net capital was 34%.

9. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Except for the indemnification described in Note 5, the Company has issued no guarantees at December 31, 2015 or during the year then ended.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.